------               U.S. SECURITIES &         ------------
          FORM 4/A            EXCHANGE COMMISSION         OMB APPROVAL
          ------            Washington, D.C.  20549       ------------

[ ]  Check this box if                            OMB Number       3235-0287
     no longer subject                            Expires:September 30, 1998
     Section 16. Form 4                           Estimated average burden
     or Form 5 obliga-                            hours per response . . 0.5
     tions may continue.
     See Instruction 1(b).

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
    Section 17(a) of the Public Utility Holding Company Act of 1935 or
            Section 30(f) of the Investment Company Act of 1940
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1.   Name and Address of Reporting Person*

          Simon      Paul          S.
     ------------------------------------
         (Last)      (First)     (Middle)

            One Tenth Street, Suite 340
            Augusta Riverfront Center
     ------------------------------------
                    (Street)

          Augusta       GA          30901
     ------------------------------------
         (City)      (State)   (ZIP)

2.   Issuer Name and Ticker or Trading Symbol

     Merry Land & Investment Company, Inc. (MRY)
     -------------------------------------------

3.   IRS or Social Security Number of Reporting Person
     (Voluntary)

     ###-##-####
     -------------------------------------------------

4.   Statement for Month/Year

     January 1998
     ------------------------

5.   If Amendment, Date of Original (Month/Year)

     January 29, 1998
     -------------------------------------------

6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

         X      Director             10% Owner
     ---------            ---------
                Officer              Other
     ---------            ---------
     (give title below)   (specify below)
     ------------------------------------------



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7.   Individual or Joint/Group Filing
     (Check Applicable Line)

         X      Form Filed by One Reporting Person
     ---------
                Form Filed by More than One Reporting Person
     ---------

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                          Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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                                   3.           4.
                                   Transaction  Securities Acquired (A) or Disposed
                                   Code         of (D) (Instr. 3, 4 and 5)
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                                                                                     5. Amount of
                                                                                     Securities     6. Ownership   7. Nature of
                      2.                                                             Beneficially   Form: Direct      Indirect
                      Transaction                                                    Owned at End   (D) or            Beneficial
1.                    Date                                                           of Month       Indirect (I)      Ownership
Title of Security     (MM/DD/YY)    Code     V     Amount      (A) or (D)    Price   (Inst. 3 & 4)  (Instr. 4)        (Instr. 4)
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Common Stock          1/26/98         P       V       5,000        A       $22.59375  ---             D<F1>         ---
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Common Stock          1/26/98         P       --      1,000        A       $22.68755  16,000          D             ---
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<F1> These shares were acquired under the Merry Land & Investment Company, Inc. Stock Option and Incentive Plan pursuant to which the reporting person has executed a full recourse note in favor of Merry Land & Investment Company, Inc. for the purchase price of the common stock.

Reminder: Report on a separate line for each class of securities        Page 1
          beneficially owned directly or indirectly.                  SEC 1474
          (Print or Type Responses)                                     (7/96)

          *If the form is filed by more than one reporting person, see Instruction 5(b)(v).


FORM 4 (continued)         Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned                Page 2
                                   (e.g. puts, calls, warrants, options, convertible securities)
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                             4.<F4>       5.<F5>       6.<F6>            7.<F7>
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                                                           Date   Expira-
                                                          Exer-     tion
1.<F1>   2.<F2>    3.<F3>      Code   V     (A)    (D)    cisable   Date      Title   Shares  8.<F8>   9.<F9>   10.<F10>  11.<F11>
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<F1>   Title of Derivative Security (Instr. 3)
<F2>   Conversion or Exercise of Price of Derivative Security
<F3>   Transaction Date (MM/DD/YY)
<F4>   Transaction Code (Instr. 8)
<F5>   Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
<F6>   Date Exercisable and Expiration Date (MM/DD/YY)
<F7>   Title and Amount of Underlying Securities (Instr. 3 and 4)
<F8>   Price of Derivative Security (Instr. 5)
<F9>   Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)
<F10>  Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)
<F11>  Nature of Indirect Beneficial Ownership (Instr. 4)



               /s/                                February 21, 1998
    -------------------------------              --------------------
            PAUL S. SIMON                                Date
    **Signature of Reporting Person


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

       Potential persons who are required to respond to the           Page 2
       collection of information contained in this form are not SEC 1474 required to respond unless the form displays a currently valid (7/96) OMB Number.